SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For July 23, 2003

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOH) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ❑    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ❑    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ❑    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

Item
1.	English translation of a letter dated July 23, 2003, filed with the Argentine Securities Commission (Comisón Nacional de Valores) regarding board approval of financial statements and supplementary documentation corresponding to the six-month period ended as of June 30, 2002.
2.	English translation of a letter to the Buenos Aires Stock Exchange from Telefonica de Argentina (the “Company”) dated July 23, 2003 regarding the Board of Directors approval of the management fee to be paid by the Company under the Management Contract.

Buenos Aires, July 23, 2003

Mssrs.

Argentine Securities Commission

Present

Ref: Notification of Decision by the Board of Directors

Gentlemen:

Telefónica de Argentina S.A. (the “Company”) hereby informs you that, due to the fact that the same is to be included in the financial information of the Company’s indirect controlling parent, Telefónica, S.A., a corporation formed under the Kingdom of Spain, the Board of Directors of the Company in its meeting on July 22, 2003 approved preliminary financial information relating to the six month period ended June 30, 2003; such financial information being unconsolidated summary financial information that has not been audited. Such unconsolidated summary financial information is included in the table below and includes summary balance sheet information, summary income statement information and summary shareholders’ equity information as of and for the six-month period ended June 30, 2003.

Amounts below are expressed in millions of pesos and restated for inflation in accordance with the rules established by the Argentine Securities Commission.

Summarized Unconsolidated Balance Sheets	June 30, 2003 (unaudited)
Assets
Current assets	1.002
Noncurrent assets	8.051

Total assets	9.053

Liabilities
Current Liabilities	3.097
Noncurrent Liabilities	2.771

Total liabilities	5.868
Shareholders’ equity	3.185

Total liabilities and shareholders’ equity	9.053

Summarized Unconsolidated Statement of Operations	June 30, 2003 (unaudited)
Net revenues	1.327
Costs of services provided, administrative expenses and selling expenses	(1.219)
Income on equity investments	9
Financial income/(loss), net	726
Other expenses, net	(31)

Net income	812

Statement of Changes in Shareholder’ Equity
Balance as of December 31, 2002	2.410
Transition adjustment of changes in accounting principles	(37)
Net income	812

Balance as of June 30, 2003	3.185

Prior to August 12, 2003, the Board of Directors of the Company will approve the final consolidated financial statements as of and for the six-month period ended June 30, 2003.

As a result, the final consolidated and unconsolidated results of operations and balances will take into account events that occur after the date hereof until the date that such results of operations and balances are completed and approved. The Company assumes no obligation to update the information included in this notification due to the occurrence of events after the date of this notification.

With nothing else to report, we give you our best regards.

Investor Relations Officer

Buenos Aires, July 23, 2003

Buenos Aires Stock Exchange

Present

Re: Management Contract

Between Telefónica de Argentina S.A. and Telefónica, S.A.

Ladies and Gentlemen:

I have the pleasure of contacting you on behalf of Telefónica de Argentina S.A. (the “Company”), with its domicile at Avenida Ingeniero Huergo 723, lower floor, City of Buenos Aires, continuing with our previous notices dated April 30 and June 26, 2003, regarding the above referenced item.

With respect to the same, I am informing you that the Board of Directors of the Company has agreed to approve the management fee to be paid to Telefónica, S.A. that will be applicable from May 1, 2003 and through the next five years beginning as of that date, which will be equal to 4% of the Company’s gross margin. As we previously infromed you, the parties must memorialize in writing their agreement in respect of the new management fee prior to July 30, 2003.

With nothing else to report, I give you my best regards.

/s/ PABLO LLAURÓ
Pablo Llauró Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA DE ARGENTINA S.A.

By:	/s/ PABLO LLAURÓ
Name: Title:	Pablo Llauró Assistant General Counsel

Date: July 23, 2003

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